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                                                                  EXHIBIT (a)(5)

LOGO

                                                             November 19th, 1999

Dear Warrant Holder:

     After careful consideration and evaluation, the management and Board of Directors of Ligand Pharmaceuticals Incorporated have determined that it is in the best interests of the Company to make a tender offer for the outstanding Warrants which were issued in connection with a public offering with Allergan Ligand Retinoid Therapeutics, Inc. The Board has unanimously approved an exchange offer whereby, for a limited period, each Warrant together with $7.12 per share for which the Warrant is exercisable paid in cash can be exchanged for the number of shares of Ligand common stock set forth in the Warrant plus $1.12 in cash per share.

     The Exchange Offer, which will expire at 12:01 a.m. New York City time on Saturday, December 18, 1999 unless extended, is not conditioned upon the exchange of a minimum number of Warrants.

     The purpose of the Exchange Offer is to strengthen Ligand's cash, balance sheet and net equity while providing additional working capital to fund expanding commercialization of Ligand's products. The Exchange Offer is consistent with Ligand's long-term financing strategy of the past several years, and Ligand believes that it is the least dilutive and lowest cost alternative available to Ligand to raise capital to achieve these objectives.

     Following the anticipated successful completion of the Exchange Offer, the number of remaining outstanding Warrants may be so low that public trading of the Warrants may be substantially reduced, possibly resulting in a delisting of the securities by Nasdaq. In that event, the liquidity of the Warrants may be significantly reduced. Any unexercised Warrants will expire at 5:00 p.m. New York City time on June 3, 2000.

     The accompanying Offer to Exchange and Letter of Transmittal provides important information about Ligand and the detailed terms of the Exchange Offer. Please read and consider them carefully. Any Warrant holder electing to tender Warrants pursuant to the Exchange Offer must complete and sign the Letter of Transmittal, in accordance with the instructions therein and forward or hand deliver it, together with the tendered Warrants and the cash payment in a cashier's or certified check, money order or wire transfer, to the Exchange Agent at its address set forth on the back cover page of the Offer to Exchange. Any beneficial owner of Warrants whose securities are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should not use the Letter of Transmittal, but should contact the registered holder(s) of such securities promptly to instruct the registered holder(s) whether to tender your securities.

     Questions and requests for assistance or for additional copies of the Offer to Exchange should be directed to ChaseMellon Consulting Services, L.L.C., the Company's information agent, at (888) 867-6003. Again, I urge you to give your careful consideration to the offer described in the accompanying Offer to Exchange.

                                      Sincerely yours,

                                      /s/ DAVID E. ROBINSON
                                      David E. Robinson
                                      President and Chief Executive Officer

 LIGAND PHARMACEUTICALS INCORPORATED 10275 Science Center Drive, San Diego, CA
                    92121 (619) 550-7500 fax (619) 550-7506